Exhibit 12.1

Manitex International, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Six Months
	Ended	Year ended December 31,
	June 30, 2013	2012	2011	2010	2009	2008
Earnings
Pre-tax income from continuing operations	6,456	11,898	4,213	3,135	1,542	1,392
Add: Fixed charges (from below)	2,022	3,162	3,225	3,030	2,314	2,241
Amortization of capitalized interest	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Distributed income of equity investees	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Pre-tax losses of equity investees	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Less: Interest capitalized
Preferences security dividends	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Noncontrolling interest in pretax income of subsidiaries	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.

Total earnings	8,478	15,060	7,438	6,165	3,856	3,633

Fixed Charges
Interest
Expensed	1,344	2,457	2,540	2,450	1,864	1,961
Capitalized	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Amortizaton of capitalized expense related to indebtedness (1)	28	55	15	—	—	—
Estimated interest within rent expense (2)	650	650	670	580	450	280
Preference dividends	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.

Total fixed Charges	2,022	3,162	3,225	3,030	2,314	2,241

Ratio of earnings to fixed charges	4.19	4.76	2.31	2.03	1.67	1.62

(1)	Excludes amount that have been included as a component of interest expense.
(2)	The Company assumed that 20% of rent expense for equipment rentals and 50% of the rent expense for rental of land and buildings were related to interest.